Exhibit 99.1

Phoenix New Media Reports Second Quarter 2026 Unaudited Financial Results

Live Conference Call to be Held at 9:30 PM U.S. Eastern Time on August 11, 2026

BEIJING, China, August 12, 2026 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Mr. Qi Li, CEO of Phoenix New Media, stated, “In the second quarter, we remained dedicated to driving operational excellence while expanding our commercial reach. Looking ahead, we will continue investing in trusted content, expand monetization opportunities across key verticals, and better align our content capabilities and commercial value creation. We expect these efforts will help us further reinforce our position as a trusted media company and support sustainable long-term development.”

Second Quarter 2026 Financial Results

REVENUES

Total revenues in the second quarter of 2026 increased by 15.8% to RMB216.7 million (US$31.9 million) from RMB187.1 million in the same period of 2025, primarily due to the year-over-year increase in the Company’s paid services revenues.

Net advertising revenues in the second quarter of 2026 decreased by 4.2% to RMB146.9 million (US$21.6 million) from RMB153.3 million in the same period of 2025.

Paid services revenues in the second quarter of 2026 increased by 106.5% to RMB69.8 million (US$10.3 million) from RMB33.8 million in the same period of 2025. Paid services revenues comprise (i) revenues from paid contents and (ii) revenues from E-commerce and others. Revenues from paid contents in the second quarter of 2026 increased by 114.3% to RMB65.8 million (US$9.7 million) from RMB30.7 million in the same period of 2025, driven by revenues generated from the Company's digital reading services offered through mini-programs on third-party applications. Revenues from E-commerce and others in the second quarter of 2026 increased by 29.0% to RMB4.0 million (US$0.6 million) from RMB3.1 million in the same period of 2025.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in the second quarter of 2026 decreased by 2.6% to RMB92.6 million (US$13.6 million) from RMB95.1 million in the same period of 2025, as a result of the Company’s strict cost control measures.

Gross profit in the second quarter of 2026 increased by 34.9% to RMB124.1 million (US$18.3 million) from RMB92.0 million in the same period of 2025. Gross margin in the second quarter of 2026 increased to 57.3% from 49.2% in the same period of 2025. The increase in gross margin was mainly attributable to higher gross margin of the digital reading services offered through mini-programs and significant increase in revenues from such services.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Unaudited Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the second quarter of 2026, which excluded share-based compensation, increased to 57.3% from 49.2% in the same period of 2025.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the second quarter of 2026 increased by 30.4% to RMB129.4 million (US$19.1 million) from RMB99.2 million in the same period of 2025, primarily attributable to higher sales and marketing expenses incurred for the digital reading services offered through mini-programs.

Loss from operations in the second quarter of 2026 was RMB5.3 million (US$0.8 million), compared to loss from operations of RMB7.2 million in the same period of 2025. Operating margin in the second quarter of 2026 was negative 2.4%, compared to negative 3.9% in the same period of 2025.

Non-GAAP loss from operations in the second quarter of 2026, which excluded share-based compensation, was RMB5.3 million (US$0.8 million), compared to non-GAAP loss from operations of RMB7.2 million in the same period of 2025. Non-GAAP operating margin in the second quarter of 2026, which excluded share-based compensation, was negative 2.4%, compared to negative 3.8%, in the same period of 2025.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity investments, including impairment, fair value changes in investments, net, and others, net. Total net other income in the second quarter of 2026 was RMB12.8 million (US$1.9 million), compared to total net other income of RMB2.1 million recorded in the same period of 2025, which mainly consisted of the following items:

•
Net interest income in the second quarter of 2026 was RMB4.4 million (US$0.6 million), compared to RMB6.1 million in the same period of 2025.
•
Loss from equity method investments, including impairment, was RMB1.4 million (US$0.2 million) in the second quarter of 2026, compared to loss from equity method investments, including impairment, of RMB3.1 million in the same period of 2025, which were mainly attributable to the changes in estimated fair value of the underlying investments held by the Company through limited partnerships accounted for under the equity method
•
Fair value changes in investments, net in the second quarter of 2026 was a gain of RMB9.0 million (US$1.3 million), compared to a loss of almost nil in the same period of 2025, which were mainly attributable to the changes in estimated fair value of the underlying investments held by the Company through a private equity fund accounted using NAV as a practical expedient under ASC 820.

NET INCOME OR LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited in the second quarter of 2026 was RMB6.5 million (US$1.0 million), compared to net loss attributable to Phoenix New Media Limited of RMB10.4 million in the same period of 2025. Net margin in the second quarter of 2026 was 3.0%, compared to negative 5.5% in the same period of 2025. Net income per basic and diluted ordinary share in the second quarter of 2026 was RMB0.01 (US$0.00), compared to net loss per basic and diluted ordinary share of RMB0.02 in the same period of 2025.

Non-GAAP net loss attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity investments, including impairment, and fair value changes in investments, net, was RMB1.1 million (US$0.2 million) in the second quarter of 2026, compared to non-GAAP net loss attributable to Phoenix New Media Limited of RMB7.2 million in the same period of 2025. Non-GAAP net margin in the second quarter of 2026 was negative 0.5%, compared to negative 3.9% in the same period of 2025. Non-GAAP net loss per basic and diluted ADS in the second quarter of 2026 was RMB0.09 (US$0.01), compared to non-GAAP net loss per basic and diluted ADS of RMB0.60 in the same period of 2025. “ADS(s)” refers to the Company's American Depositary Share(s), each representing 48 Class A ordinary shares of the Company.

In the second quarter of 2026, the Company’s weighted average number of ADSs used in the computation of basic and diluted net loss per ADS was 12,010,776. As of June 30, 2026, the Company had a total of 576,517,237 ordinary shares outstanding, or the equivalent of 12,010,776 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of June 30, 2026, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB990.0 million (US$145.9 million).

Business Outlook

For the third quarter of 2026, the Company expects its total revenues to be between RMB220.9million and RMB235.9 million; net advertising revenues are expected to be between RMB151.9 million and RMB161.9 million; and paid services revenues are expected to be between RMB69.0 million and RMB74.0 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the uncertainty of macroeconomic environment.

Conference Call Information

The Company will hold a conference call at 9:30 p.m. U.S. Eastern Time on August 11, 2026 (August 12, 2026 at 9:30 a.m. Beijing/Hong Kong time) to discuss its second quarter 2026 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by clicking here (https://register-conf.media-server.com/register/BI3297165329ae4b33982333a7f2eef05c). Upon registering, each participant will receive the participant dial-in numbers and a unique access PIN, which will be used to join the conference call. Please dial in 10 minutes before the call is scheduled to begin.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity investments, including impairment and fair value changes in investments, net. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity investments, including impairment, and fair value changes in investments, net, which have been and will continue to be significant recurring items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	537,549	502,801	74,104
Term deposits and short term investments	464,226	483,526	71,263
Restricted cash	16,102	3,705	546
Accounts receivable, net	293,119	269,007	39,647
Amounts due from related parties	74,392	68,599	10,110
Prepayment and other current assets	32,905	41,696	6,145
Total current assets	1,418,293	1,369,334	201,815
Non-current assets:
Property and equipment, net	10,728	9,117	1,344
Intangible assets, net	10,415	8,848	1,304
Available-for-sale debt investments	306	297	45
Equity investments, net	104,124	117,115	17,259
Deferred tax assets	53,331	57,157	8,424
Operating lease right-of-use assets, net	41,957	36,277	5,347
Other non-current assets	10,635	9,188	1,354
Total non-current assets	231,496	237,999	35,077
Total assets	1,649,789	1,607,333	236,892
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	122,420	118,878	17,520
Amounts due to related parties	29,144	32,137	4,736
Advances from customers	26,203	24,209	3,568
Taxes payable	176,404	171,024	25,206
Salary and welfare payable	73,203	62,141	9,159
Accrued expenses and other current liabilities	56,782	53,416	7,873
Operating lease liabilities	14,098	12,621	1,860
Total current liabilities	498,254	474,426	69,922
Non-current liabilities:
Long-term liabilities	13,996	13,996	2,063
Operating lease liabilities	29,224	25,942	3,823
Total non-current liabilities	43,220	39,938	5,886
Total liabilities	541,474	514,364	75,808
Shareholders' equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,579
Class B ordinary shares	22,053	22,053	3,250
Additional paid-in capital	1,642,094	1,642,094	242,015
Treasury stock	(1,480)	(1,480)	(218)
Statutory reserves	100,214	100,214	14,770
Accumulated deficit	(567,455)	(577,701)	(85,143)
Accumulated other comprehensive loss	(41,782)	(45,962)	(6,774)
Total Phoenix New Media Limited shareholders' equity	1,171,143	1,156,717	170,479
Noncontrolling interests	(62,828)	(63,748)	(9,395)
Total shareholders' equity	1,108,315	1,092,969	161,084
Total liabilities and shareholders' equity	1,649,789	1,607,333	236,892

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising revenues	153,307	125,350	146,902	21,651	273,854	272,252	40,125
Paid service revenues	33,846	63,462	69,830	10,292	68,511	133,292	19,645
Total revenues	187,153	188,812	216,732	31,943	342,365	405,544	59,770
Cost of revenues	(95,131)	(87,827)	(92,590)	(13,646)	(187,612)	(180,417)	(26,590)
Gross profit	92,022	100,985	124,142	18,297	154,753	225,127	33,180
Operating expenses:
Sales and marketing expenses	(68,545)	(90,597)	(93,494)	(13,779)	(131,583)	(184,091)	(27,132)
General and administrative expenses	(14,135)	(25,245)	(21,231)	(3,129)	(35,168)	(46,476)	(6,850)
Technology and product development expenses	(16,553)	(15,063)	(14,669)	(2,162)	(33,578)	(29,732)	(4,382)
Total operating expenses	(99,233)	(130,905)	(129,394)	(19,070)	(200,329)	(260,299)	(38,364)
Loss from operations	(7,211)	(29,920)	(5,252)	(773)	(45,576)	(35,172)	(5,184)
Other income/(loss):
Interest income, net	6,090	4,751	4,413	650	11,154	9,164	1,351
Foreign currency exchange (loss)/gain	(1,023)	(155)	744	110	(1,082)	589	87
Loss from equity method investments, including impairment	(3,115)	(113)	(1,415)	(209)	(3,302)	(1,528)	(225)
Fair value changes in investments, net	(10)	5,505	9,030	1,331	(78)	14,535	2,142
Others, net	193	321	4	1	453	325	48
(Loss)/income before income taxes	(5,076)	(19,611)	7,524	1,110	(38,431)	(12,087)	(1,781)
Income tax (expense)/benefit	(4,627)	1,207	(285)	(42)	(1,526)	922	136
Net (loss)/income	(9,703)	(18,404)	7,239	1,068	(39,957)	(11,165)	(1,645)
Net (income)/loss attributable to noncontrolling interests	(652)	1,613	(694)	(102)	(124)	919	135
Net (loss)/income attributable to Phoenix New Media Limited	(10,355)	(16,791)	6,545	966	(40,081)	(10,246)	(1,510)
Net (loss)/income	(9,703)	(18,404)	7,239	1,068	(39,957)	(11,165)	(1,645)
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	710	(1,655)	(2,525)	(372)	596	(4,180)	(616)
Comprehensive (loss)/income	(8,993)	(20,059)	4,714	696	(39,361)	(15,345)	(2,261)
Comprehensive (income)/loss attributable to noncontrolling interests	(652)	1,613	(694)	(102)	(124)	919	135
Comprehensive (loss)/income attributable to Phoenix New Media Limited	(9,645)	(18,446)	4,020	594	(39,485)	(14,426)	(2,126)
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.02)	(0.03)	0.01	0.00	(0.07)	(0.02)	(0.00)
Diluted	(0.02)	(0.03)	0.01	0.00	(0.07)	(0.02)	(0.00)
Net (loss)/income per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	(0.86)	(1.40)	0.54	0.08	(3.34)	(0.85)	(0.13)
Diluted	(0.86)	(1.40)	0.54	0.08	(3.34)	(0.85)	(0.13)
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	576,517,237	576,517,237	576,517,237	576,517,237	576,517,237	576,517,237	576,517,237
Diluted	576,517,237	576,517,237	576,517,237	576,517,237	576,517,237	576,517,237	576,517,237

Phoenix New Media Limited

Unaudited Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising service	153,307	125,350	146,902	21,651	273,854	272,252	40,125
Paid services	33,846	63,462	69,830	10,292	68,511	133,292	19,645
Total revenues	187,153	188,812	216,732	31,943	342,365	405,544	59,770
Cost of revenues
Net advertising service	89,353	81,736	84,926	12,516	175,949	166,662	24,563
Paid services	5,778	6,091	7,664	1,130	11,663	13,755	2,027
Total cost of revenues	95,131	87,827	92,590	13,646	187,612	180,417	26,590
Gross profit
Net advertising service	63,954	43,614	61,976	9,135	97,905	105,590	15,562
Paid services	28,068	57,371	62,166	9,162	56,848	119,537	17,618
Total gross profit	92,022	100,985	124,142	18,297	154,753	225,127	33,180

Phoenix New Media Limited

Unaudited Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenue sharing fees	1,671	1,661	760	112	4,519	2,421	357
Content and operational costs	88,219	82,549	88,235	13,004	171,246	170,784	25,170
Bandwidth costs	5,241	3,617	3,595	530	11,847	7,212	1,063
Total cost of revenues	95,131	87,827	92,590	13,646	187,612	180,417	26,590

Phoenix New Media Limited

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended June 30, 2025				Three Months Ended March 31, 2026				Three Months Ended June 30, 2026
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	92,022	7	(1)	92,029	100,985	-	(1)	100,985	124,142	-	(1)	124,142
Gross margin	49.2%			49.2%	53.5%			53.5%	57.3%			57.3%
Loss from operations	(7,211)	7	(1)	(7,204)	(29,920)	-	(1)	(29,920)	(5,252)	-	(1)	(5,252)
Operating margin	(3.9)%			(3.8)%	(15.8)%			(15.8)%	(2.4)%			(2.4)%
		7	(1)			-	(1)			-	(1)
		3,115	(2)			113	(2)			1,415	(2)
		10	(3)			(5,505)	(3)			(9,030)	(3)
Net (loss)/income attributable to Phoenix New Media Limited	(10,355)	3,132		(7,223)	(16,791)	(5,392)		(22,183)	6,545	(7,615)		(1,070)
Net margin	(5.5)%			(3.9)%	(8.9)%			(11.7)%	3.0%			(0.5)%
Net (loss)/income per ADS-basic and diluted	(0.86)			(0.60)	(1.40)			(1.85)	0.54			(0.09)
Weighted average number of ADSs used in computing basic and diluted net (loss)/income per ADS	12,010,776			12,010,776	12,010,776			12,010,776	12,010,776			12,010,776

(1) Share-based compensation

(2) Loss from equity investments, including impairment

(3) Fair value changes in investments, net